August 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Gouverneur Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-272548

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Gouverneur Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Monday, August 14, 2023, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt
Patricia A. McJoynt
Managing Director

cc:	Todd Schiffman, U.S. Securities and Exchange Commission

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP

Keefe, Bruyette & Woods ● 1 North Wacker Drive, Suite 3400 ● Chicago, IL 60606

312.423.8200 ● 800.929.6113 ● www.kbw.com